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                               June 24, 2020

       Michael Hunkapiller
       Chief Executive Officer
       Pacific Biosciences of California, Inc.
       1305 O'Brien Drive
       Menlo Park, CA 94025

                                                        Re: Pacific Biosciences
of California, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 10, 2020
                                                            File No. 333-239071

       Dear Mr. Hunkapiller:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Registration Statement on Form S-3 filed on June 10, 2020

       Description of Capital Stock, page 6

   1. We refer you to Article XI of your bylaws, which identifies the Court of Chancery of the
                                                        State of Delaware as
the exclusive forum for certain litigation, including any "derivative action." Please
describe here the exclusive forum provision and disclose whether this provision applies to
actions arising under the Securities Act or Exchange Act. We note in this regard that
Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to
enforce any duty or liability created by the Exchange Act or the rules and regulations
promulgated thereunder, and Section 22 of the Securities Act creates concurrent
jurisdiction for federal and state courts over all suits brought to enforce any duty or liability
created by the Securities Act or the rules and regulations thereunder.
                                                        To the extent this
provision applies to claims under the Securities Act, please add a risk
 Michael Hunkapiller
Pacific Biosciences of California, Inc.
June 24, 2020
Page 2
       factor describing the attendant risks, and state in the prospectus that there is uncertainty whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Christine Westbrook at 202-551-5019 or Joe McCann at
202-551-
6262 with any questions.



                                                             Sincerely,
FirstName LastNameMichael Hunkapiller
                                                             Division of
Corporation Finance
Comapany NamePacific Biosciences of California, Inc.
                                                             Office of Life
Sciences
June 24, 2020 Page 2
cc:       Andrew D. Hoffman, Esq.
FirstName LastName